Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	9 Months
	Ended
	Sep. 30,	Years Ended December 31, (a)
	2015(a)	2014	2013	2012	2011	2010
Earnings, as defined:
Income from Continuing Operations Before
Income Taxes	$1,630	$2,129	$1,728	$1,406	$922	$321
Adjustment to reflect earnings from equity method
investments on a cash basis (b)	(2)			34
	1,628	2,129	1,728	1,440	922	321

Total fixed charges as below	816	1,095	1,096	1,065	1,022	698
Less:
Capitalized interest	10	11	11	6	4
Preferred security distributions of subsidiaries
on a pre-tax basis				5	23	21
Interest expense and fixed charges related to
discontinued operations	150	186	235	235	231	255
Total fixed charges included in Income from
Continuing Operations Before Income Taxes	656	898	850	819	764	422

Total earnings	$2,284	$3,027	$2,578	$2,259	$1,686	$743

Fixed charges, as defined:
Interest charges (c)	$810	$1,073	$1,058	$1,019	$955	$637
Estimated interest component of operating rentals	6	22	38	41	44	39
Preferred security distributions of subsidiaries
on a pre-tax basis				5	23	21
Fixed charges of majority-owned share of 50% or
less-owned persons						1

Total fixed charges (d)	$816	$1,095	$1,096	$1,065	$1,022	$698

Ratio of earnings to fixed charges	2.8	2.8	2.4	2.1	1.7	1.1
Ratio of earnings to combined fixed charges and
preferred stock dividends (e)	2.8	2.8	2.4	2.1	1.7	1.1

(a)	All periods reflect PPL's former Supply segment as Discontinued Operations. See Note 8 to the Financial Statements for additional information.
(b)	Includes other-than-temporary impairment loss of $25 million in 2012.
(c)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(d)	Interest on unrecognized tax benefits is not included in fixed charges.
(e)	PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

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